Exhibit 99.11

CONSENT OF EXPERT

March 29, 2018

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Stephen Juras, do hereby consent to the filing of the written disclosure regarding: (i) the “Technical Report, Kişladağ Milling Project, Turkey” effective March 16, 2018; (ii) the “Technical Report Skouries Project Greece” effective January 1, 2018; (iii) the “Technical Report on the Efemçukuru Project” dated September 17, 2007 and effective August 1, 2007; (iv) the “Technical Report for the Lamaque Project, Quebec, Canada” effective March 21, 2018; and (v) other information pertaining to these projects, and the description of all mineral resources of Eldorado Gold Corporation (the “Company”) other than for the Sapes and Efemçukuru properties in the Annual Information Form for the year ended December 31, 2017 (the “AIF”) being filed with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2017 (the “Form 40-F”), and the use of my name in the AIF and the Form 40-F and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF and Annual Report on Form 40-F.

By:	/s/Stephen Juras
Stephen Juras, P.Geo
Eldorado Gold Corporation Director, Technical Services